UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 27, 2022

Udemy, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-40956	27-1779864
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

600 Harrison Street, 3rd Floor San Francisco, California		94107
(Address of Principal Executive Offices)		(Zip Code)

(415) 813-1710

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.00001 par value per share	UDMY	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events.

On May 27, 2022, Udemy, Inc. (the “Company”) announced that certain employees and service providers of the Company and its affiliates, other than members of the Company’s board of directors, will be invited to participate in a voluntary, one-time opportunity to exchange outstanding options for restricted stock units (“RSU”) pursuant to an option exchange program (the “Option Exchange Program”). The Company is pursuing this initiative as part of its continued efforts to retain top tier talent, and in recognition that its employees value their equity holdings in the Company. The Company views equity as a meaningful component of its compensation philosophy and strives to remain competitive in its compensation offerings to employees.

Eligible participants will be permitted to exchange certain outstanding stock options with an exercise price at or above $11.13 per share for RSUs on a one-for-one basis. The newly issued RSUs will be subject to a new vesting schedule approximating the remaining vesting schedule of the exchanged stock options. The criteria for eligible participants and other terms of the Option Exchange Program are still being finalized and is subject to approval by the Company’s board of directors, and will be announced in a Tender Offer Statement on Schedule TO in connection with the commencement of the Option Exchange Program.

Attached as Exhibit 99.1 and incorporated by reference herein is an email communication regarding the proposed Option Exchange Program that was sent to Company employees and service providers on May 27, 2022. The communication does not constitute an offer to holders of the Company’s outstanding stock options to exchange those stock options for RSUs.

The Option Exchange Program has not yet commenced and will only be made pursuant to the terms and conditions set forth in the Tender Offer Statement on Schedule TO, including the Offer to Exchange, and other related materials filed with the Securities and Exchange Commission and sent to eligible participants. At the time the Option Exchange Program begins, the Company will provide eligible participants with written materials explaining the terms of the Option Exchange Program. Eligible participants should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program. The Company will also file these written materials with the SEC as part of a Tender Offer Statement upon commencement of the Option Exchange Program. These materials will be available free of charge at www.sec.gov or by contacting the Company’s Corporate Secretary at 600 Harrison Street, 3rd Floor, San Francisco, CA 94107.

This filing and the exhibits incorporated by reference herein include forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, but are not limited to, statements regarding the Company’s expectations regarding the Option Exchange Program and the terms, conditions and scope thereof. Forward-looking statements are subject to known and unknown risks and uncertainties. All information provided herein is as of the date hereof, and we undertake no duty to update this information unless required by law.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Communication to Eligible Participants

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

UDEMY, INC.

Date: May 27, 2022	By:	/s/ Ken Hirschman
Ken Hirschman SVP Operations and General Counsel

Exhibit 99.1

Udemates,

At Udemy, we regularly evaluate our total rewards approach to ensure our employee compensation is competitive, so that we can show you how valued you are for your work to improve lives through learning.

We believe in the value of employee equity in forming a culture of ownership as collective stewards of Udemy’s mission, and equity has long been a key component of our total rewards approach.

I am happy to share that we will soon launch a voluntary, one-time opportunity to exchange outstanding options for restricted stock units (“RSUs”) pursuant to an option exchange program (the “Option Exchange Program”). We are pursuing this initiative as part of our continued efforts to retain top talent and in recognition of your hard work and effort.

Udemates and eligible service providers who hold outstanding stock options with an exercise price at or above $11.13 per share will be invited to exchange such options for RSUs on a one-for-one basis. While both the market and our stock price have been volatile recently, we determined this threshold based on review of the exercise prices at which our outstanding options have been granted as well as our stock price over the last few months. The newly issued RSUs will be subject to a new vesting schedule approximating the remaining vesting schedule of the exchanged stock options.

The criteria for eligible participants and other terms of the Option Exchange Program are still being finalized and are subject to approval by our board of directors.

We will share final terms soon with eligible Udemates and through a Tender Offer Statement on Schedule TO in connection with the commencement of the Option Exchange Program. At that time, we will provide further detail and information regarding the terms of the Option Exchange Program, including timing. We will also offer education and information sessions for eligible Udemates to review important details about the Option Exchange Program and make an informed decision.

We have a tremendous opportunity to build the world’s best learning company by delivering practical, skills-based education to learners around the world. But we can only do it with this incredible team and the culture that binds us. This change is one way of many that we will continue to show our appreciation.

Thank you for all you do for Udemy, and for our community of learners, instructors and customers. Together, we are helping the world learn.

Gregg

The Option Exchange Program has not yet commenced and will only be made pursuant to the terms and conditions set forth in the Tender Offer Statement on Schedule TO, including the Offer to Exchange, and other related materials filed with the Securities and Exchange Commission and sent to eligible participants. At the time the Option Exchange Program begins, the Company will provide eligible participants with written materials explaining the terms of the Option Exchange Program. Eligible participants should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program. The Company will also file these written materials with the SEC as part of a Tender Offer Statement upon commencement of the Option Exchange Program. These materials will be available free of charge at www.sec.gov or by contacting the Company’s Corporate Secretary at 600 Harrison Street, 3rd Floor, San Francisco, CA 94107.